SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Gives Notice to Terminate
Its Global Depositary Shares Program

— Implements Resolutions of Extraordinary Shareholders’ Meeting —

Mexico City, June 9, 2005 – Grupo Elektra S.A. de C.V. (“The Company”; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, announced today that it gave notice to The New York Stock Exchange (NYSE) and The Bank of New York (BoNY) to terminate the Global Depositary Shares (GDS) program that the Company has in the United States. With the notice of termination, the company also instructed BoNY to amend the deposit agreement to reduce to 60 days the period to exchange GDSs for common shares traded on the Mexican Stock Market (BMV).

As was previously announced at an Extraordinary Shareholders’ Meeting held on June 1, shareholders approved termination of Grupo Elektra’s GDS program, after an analysis and discussion of the costs and benefits of continued listing in the US capital markets.

The trading of the GDSs in the United States shall continue for 30 days from the date on which BoNY notifies GDS holders of the termination of the deposit agreement. Grupo Elektra expects BoNY to provide notice within the next few days.

After the 30-day notice period, the NYSE will suspend trading of the GDSs in the United States, and the GDS holders will have 60 days to exchange their GDSs for common shares that are traded on the BMV. Upon the expiration of the 60-day period, BoNY will be entitled to sell the common shares underlying the GDSs that were not surrendered in the BMV and distribute the proceeds of the sale to holders.

Visit our award-winning website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA
Director of Finance and I.R.
Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.